UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 28, 2020

FGL HOLDINGS

(Exact name of registrant as specified in its charter)

Cayman Islands	001-37779	98-1354810
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4th Floor
Boundary Hall, Cricket Square
Grand Cayman, Cayman Islands
KY1-1102
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 1 (345) 947-5614

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $.0001 per share	FG	New York Stock Exchange
Warrants to purchase ordinary shares	FG WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On May 28, 2020, FGL Holdings, a Cayman Islands exempted company (“F&G”) and Fidelity National Financial, Inc. (“FNF”) issued a joint press release announcing the preliminary results of the elections made by F&G shareholders regarding the form of merger consideration they wish to receive in connection with FNF’s pending acquisition of F&G pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), by and among FNF, F&G, F I Corp., a Cayman Islands exempted company and wholly owned subsidiary of FNF, and F II Corp., a Cayman Islands exempted company and wholly owned subsidiary of FNF, as amended by that First Amendment to the Merger Agreement, dated as of April 24, 2020. The closing of the proposed merger transaction remains subject to the satisfaction of certain closing conditions, including approval by F&G shareholders.

A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d)

Exhibit No.	Description

99.1	Joint Press Release of Fidelity National Financial, Inc. and FGL Holdings, dated May 28, 2020

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL

Cautionary Note Regarding Forward-Looking Statements

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: This Current Report on Form 8-K contains, and certain oral statements made by our representatives from time to time may contain, forward-looking statements relating to F&G and FNF, including statements relating to the proposed transaction and related matters. Such statements are subject to risks and uncertainties, many of which are beyond the control of F&G and FNF, that could cause actual results, events and developments to differ materially from those set forth in, or implied by, such statements. These statements are based on the beliefs and assumptions of the management of F&G and FNF, respectively. Forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “seeks,” “estimates,” “projects,” “may,” “will,” “could,” “might,” or “continues” or similar expressions. Factors that could cause actual results, events and developments to differ include, without limitation: (1) changes in general economic, business and political conditions, including changes in the financial markets; (2) the outcome of any legal proceedings that may be instituted against F&G or FNF following the announcement of the merger agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the merger agreement, including due to failure to obtain approval of the shareholders of F&G or other conditions to closing in the merger agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or could otherwise cause the transactions contemplated by the merger agreement to fail to close; (5) the risk that the transactions contemplated by the merger agreement disrupt current plans and operations of F&G or FNF as a result of the announcement thereof; (6) the ability to recognize the anticipated benefits of the transactions contemplated by the merger agreement, which may be affected by, among other things, competition, the ability of the management of F&G and FNF to grow and manage their respective businesses profitably and to retain their key employees; (7) costs related to the transactions contemplated by the merger agreement; (8) changes in applicable laws or regulations; (9) the risk that the mergers may not be treated as a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended, in which case the transactions contemplated by the merger agreement would be treated as a taxable sale by U.S. Holders of their F&G shares in exchange for the merger consideration; (10) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S. or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the transactions contemplated by the merger agreement, cause the terms of such transactions to be modified or change the anticipated tax consequences of such transactions; (11) the possibility that F&G or FNF may be adversely affected by other economic, business, and/or competitive factors, as well as the impact on the business, operations, results of operations and trading prices of the shares of F&G and FNF arising out of the COVID-19 outbreak; (12) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; (13) the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; and (14) other risks and uncertainties identified in F&G’s and FNF’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Each of F&G and FNF cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither F&G nor FNF undertakes or accepts any obligation or undertaking to release any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. The information contained in any website referenced herein is not, and shall not be deemed to be, part of or incorporated into this Current Report on Form 8-K.

All forward-looking statements described herein are qualified by these cautionary statements and there can be no assurance that the actual results, events or developments referenced herein will occur or be realized. Neither F&G nor FNF undertakes any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as required by law.

Additional Information about the Proposed Transaction and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between F&G and FNF, which is the subject of a registration statement and relevant solicitation materials filed by FNF with the SEC. In connection with the proposed transaction, FNF has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of F&G and a prospectus of FNF, as well as other relevant documents concerning the proposed transaction. F&G commenced mailing of the definitive proxy statement to F&G’s shareholders on April 30, 2020. This Current Report on Form 8-K is not a substitute for the registration statement, the definitive proxy statement and relevant solicitation materials that FNF has or may file with the SEC or any other documents which FNF may send to its or F&G’s shareholders in connection with the proposed transaction. Investors and security holders are urged to carefully and entirely read the registration statement and relevant solicitation materials and all other relevant documents, as well as any amendments or supplements to these documents, if and when they become available, because they will contain important information about the proposed transaction and related matters. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, documents will also be available for free from F&G by contacting Jamie Lillis, Managing Director, Solebury Trout, (203)-428-3223, jlillis@soleburytrout.com.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

May 28, 2020	FGL Holdings

	By:	/s/ ERIC L. MARHOUN
	Name:	Eric L. Marhoun
	Title:	Executive Vice President, General Counsel and Secretary

Exhibit 99.1

Press Release

FIDELITY NATIONAL FINANCIAL AND FGL HOLDINGS ANNOUNCE

PRELIMINARY MERGER CONSIDERATION ELECTION RESULTS

JACKSONVILLE, Florida and GEORGE TOWN, Cayman Islands, May 28, 2020 – Fidelity National Financial, Inc. (“FNF”) (NYSE: FNF) and FGL Holdings (“F&G”) (NYSE: FG) today announced the preliminary results of the elections made by F&G shareholders regarding the form of merger consideration they wish to receive pursuant to the previously announced merger agreement pursuant to which FNF will acquire F&G. As previously announced, the deadline for making this election was 5:00 p.m. (Eastern time) on Wednesday, May 27, 2020 (the “election deadline”).

As previously announced, F&G shareholders were able to elect to receive, without interest and subject to any required withholding of taxes, (i) $12.50 in cash (the “cash consideration”) or (ii) 0.2558 shares of FNF common stock (the “stock consideration”) per F&G share. All elections for cash consideration and stock consideration are subject to potential proration and adjustment as set forth in the merger agreement and election materials. The greater the oversubscription of the stock election, the fewer shares and more cash a F&G shareholder making the stock election will receive. Reciprocally, the greater the oversubscription of the cash election, the less cash and more FNF common stock a F&G shareholder making the cash election will receive. Such procedures are designed to ensure that the aggregate amount of cash consideration does not exceed $1,471,936,485.

Based on the available information as of the election deadline, the preliminary election results were:

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Holders of 176,352,291 F&G ordinary shares, representing approximately 87.8% of the 200,758,987 outstanding F&G ordinary shares that were entitled to make an election pursuant to the merger agreement, elected to receive the cash consideration (the “cash election shares”).

•

Holders of 3,488,854 F&G ordinary shares, representing approximately 1.7% of the 200,758,987 outstanding F&G ordinary shares that were entitled to make an election pursuant to the merger agreement, elected to receive the stock consideration (the “stock election shares”).

•

Holders of 20,917,842 F&G ordinary shares, representing approximately 10.5% of the 200,758,987 outstanding F&G ordinary shares that were entitled to make an election pursuant to the merger agreement, did not make an election.

The foregoing results are preliminary only, and final certified results are not expected to be available until shortly before closing.

Based on the preliminary results described above, there was an oversubscription of the cash election. Therefore, the cash election shares are expected to be converted into the right to receive a combination of stock consideration and cash consideration, and the stock election shares and any shares with respect to which an election was not made prior to the election deadline are expected to be converted into the right to receive all stock consideration, pursuant to the terms set forth in the merger agreement. After the final results of the merger consideration election process are determined, the final allocation and proration of merger consideration will be calculated in accordance with the terms of the merger agreement.

A press release announcing the final election results and merger consideration will be issued after the final consideration is determined.

The extraordinary general meeting of F&G shareholders is scheduled to be held virtually on May 29, 2020. The anticipated closing date for the transaction is June 1, 2020, assuming that F&G shareholders approve the mergers and related proposals at the extraordinary general meeting, and subject to the satisfaction or waiver of customary conditions at the closing.

About Fidelity National Financial, Inc.

Fidelity National Financial, Inc. (NYSE: FNF) is a leading provider of title insurance and transaction services to the real estate and mortgage industries. FNF is the nation’s largest title insurance company through its title insurance underwriters - Fidelity National Title, Chicago Title, Commonwealth Land Title, Alamo Title and National Title of New York - that collectively issue more title insurance policies than any other title company in the United States. More information about FNF can be found at fnf.com.

About FGL Holdings

FGL Holdings-the F&G family of insurance companies-is committed to helping Americans prepare for and live comfortably in their retirement. Through its subsidiaries, F&G is a leading provider of annuity and life insurance products. FGL Holdings, domiciled in the Cayman Islands, trades on the New York Stock Exchange under the ticker symbol FG. For more information, please visit www.fglife.bm.

Cautionary Note Regarding Forward-Looking Statements

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: This press release contains, and certain oral statements made by our representatives from time to time may contain, forward-looking statements relating to F&G and FNF, including statements relating to the proposed transaction and related matters. Such statements are subject to risks and uncertainties, many of which are beyond the control of F&G and FNF, that could cause actual results, events and developments to differ materially from those set forth in, or implied by, such statements. These statements are based on the beliefs and assumptions of the management of F&G and FNF, respectively. Forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “seeks,” “estimates,” “projects,” “may,” “will,” “could,” “might,” or “continues” or similar expressions. Factors that could cause actual results, events and developments to differ include, without limitation: (1) changes in general economic, business and political conditions, including changes in the financial markets; (2) the outcome of any legal proceedings that may be instituted against F&G or FNF following the announcement of the merger agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the merger agreement, including due to failure to obtain approval of the shareholders of F&G or other conditions to closing in the merger agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or could otherwise cause the transactions contemplated by the merger agreement to fail to close; (5) the risk that the transactions contemplated by the merger agreement disrupt current plans and operations of F&G or FNF as a result of the announcement thereof; (6) the ability to recognize the anticipated benefits of the transactions contemplated by the merger agreement, which may be affected by, among other things, competition, the ability of the management of F&G and FNF to grow and manage their respective businesses profitably and to retain their key employees; (7) costs related to the transactions contemplated by the merger agreement; (8) changes in applicable laws or regulations; (9) the risk that the mergers may not be treated as a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended, in which case the transactions contemplated by the merger agreement would be treated as a taxable sale by U.S. Holders of their F&G shares in exchange for the merger consideration; (10) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S. or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the transactions contemplated by the merger agreement, cause the terms of such transactions to be modified or change the anticipated tax consequences of such transactions; (11) the possibility that F&G or FNF may

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be adversely affected by other economic, business, and/or competitive factors, as well as the impact on the business, operations, results of operations and trading prices of the shares of F&G and FNF arising out of the COVID-19 outbreak; (12) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; (13) the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; and (14) other risks and uncertainties identified in F&G’s and FNF’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Each of F&G and FNF cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither F&G nor FNF undertakes or accepts any obligation or undertaking to release any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. The information contained in any website referenced herein is not, and shall not be deemed to be, part of or incorporated into this press release.

All forward-looking statements described herein are qualified by these cautionary statements and there can be no assurance that the actual results, events or developments referenced herein will occur or be realized. Neither F&G nor FNF undertakes any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as required by law.

Additional Information about the Proposed Transaction and Where to Find It

This press release relates to a proposed transaction between F&G and FNF, which is the subject of a registration statement and relevant solicitation materials filed by FNF with the SEC. In connection with the proposed transaction, FNF has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of F&G and a prospectus of FNF, as well as other relevant documents concerning the proposed transaction. F&G commenced mailing of the definitive proxy statement to F&G’s shareholders on April 30, 2020. This press release is not a substitute for the registration statement, the definitive proxy statement and relevant solicitation materials that FNF has or may file with the SEC or any other documents which FNF may send to its or F&G’s shareholders in connection with the proposed transaction. Investors and security holders are urged to carefully and entirely read the registration statement and relevant solicitation materials and all other relevant documents, as well as any amendments or supplements to these documents, if and when they become available because they will contain important information about the proposed transaction and related matters. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, documents will also be available for free from FNF or F&G by contacting Jamie Lillis, Managing Director, Solebury Trout, (203)-428-3223, jlillis@soleburytrout.com.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact – Fidelity National Financial, Inc.

Investors:

Jamie Lillis

Managing Director, Solebury Trout

jlillis@soleburytrout.com

203.428.3223

Contact – FGL Holdings

Investors:

Jon Bayer

investors@fglife.bm

410.487.8898

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Media:

Renee Hamlen

media@fglife.bm

515.850.5704

Jonathan Keehner / Tim Ragones / Kate Thompson

Joele Frank, Wilkinson Brimmer Katcher

212.355.4449

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